Exhibit 99.1

ParaZero Expands U.S. Footprint with Order from a New Customer, an American Defense Manufacturer

Order includes Net Pods and integration support to add net interception capabilities to a drone interceptor platform designed for critical infrastructure and strategic site protection

KFAR SABA, Israel, Oct. 08, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced receipt of an initial order from a new U.S.-based defense manufacturer for DefendAir Net Pods and related integration support.

The customer develops drone detection and interception technologies and holds contracts to protect critical infrastructure and strategic sites. The order supports the integration of ParaZero’s DefendAir Net Pods into the customer’s drone interceptor platform, adding non-explosive net interception alongside its existing hit-to-kill capability.

The integration is intended to connect the customer’s detection and tracking capabilities with DefendAir’s physical interception technology, providing an additional engagement option for countering hostile drones. ParaZero will supply Net Pods and technical support for the integration process.

The initial order expands ParaZero’s footprint in the U.S. counter-UAS market and reflects demand for adaptable interception technologies that can be integrated into third-party defense platforms.

“Protecting critical infrastructure and strategic sites requires the ability to detect a drone threat and act to stop it,” said Ariel Alon, Chief Executive Officer of ParaZero. “This initial order expands our U.S. footprint through a new platform integration, adding DefendAir’s non-explosive net interception to the customer’s existing capabilities. Our Net Pods and integration support provide the foundation for that work.”

DefendAir uses net-based physical interception to stop hostile drones at the last defensive layer. Its Net Pods support integration into multiple platforms, enabling manufacturers to incorporate ParaZero’s interception technology into their counter-UAS systems.

The DefendAir product family will be showcased at ParaZero’s booth at the AUSA Annual Meeting in Washington, D.C., October 12–14, within the SIBAT (Israeli Ministry of Defense) National Defense Pavilion, Booth #739.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the proposed integration of DefendAir Net Pods into the customer's drone interceptor platform; the anticipated capabilities, development, testing and potential applications of the integrated platform; the Company's provision of integration support; the potential benefits of the integration; the potential demand for and broader adoption of DefendAir by defense manufacturers and system integrators; the Company's expectation that the order may expand its footprint in the U.S. counter-UAS market; its belief that the order reflects demand for adaptable interception technologies; and the potential for DefendAir technologies to be integrated into third-party defense platforms; and the planned showcase of the DefendAir product family at the AUSA Annual Meeting. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com